

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2022

Wenjie Tang
Chief Executive Officer
AGM Group Holdings, Inc.
Room 1502-3 15/F., Connaught Commercial Building,
185 Wanchai Road
Wanchai, Hong Kong

> **Re: AGM Group Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form F-3**
> **Filed March 4, 2022**
> **File No. 333-262107**

Dear Mr. Tang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 28, 2022 letter.

Amendment No. 3 to Registration Statement on Form F-3

Cover Page

1. Please disclose whether you have cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures. Please include corresponding disclosure in the prospectus summary.

2. We note your cover page disclosure about the Holding Foreign Companies Accountable Act. Please expand this discussion and your risk factor summary discussion to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act and trading of your securities may be prohibited under either of these

acts and include a specific cross-reference to a longer risk factor discussion of the impacts of the HFCAA and Accelerating HFCAA.

Our Company, page 1

3. Early in the prospectus summary please provide a diagram of the company's corporate structure that identifies the person or entity that owns the equity in each depicted entity.

4. We note your determination that you are not required to obtain permissions from Chinese authorities to operate your business. Please provide a basis for this conclusion. If you relied on the opinion of legal counsel, identify that counsel and file a corresponding consent. If you did not rely on the opinion of legal counsel to reach this determine, please disclose this and the reasons you did not rely on counsel. Finally, expand your discussion of the consequences to you and your investors if you inadvertently conclude that such permissions or approvals are not required.

5. In several instances, we note that your cross references do not refer to the specific more detailed risk factors in question. Please revise here, and throughout, to ensure that all cross-references are specific and accurate.

Risk Factors, page 10

6. We note that one or more of your officers or directors are located in China. Please revise to include risk factor disclosure to address the difficulty of bringing actions against these individuals and enforcing judgments against them and include a cross-reference to the enforcement of civil liabilities section.

7. Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering.

Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Yarona L. Yieh